SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

27 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 12 ON THE AGENDA:

(To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and namely on the fixing of the value of such securities in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Articles of Association)

Whereas:

The provisions of paragraph 3 of article 8 of the Articles of Association and the possible investment requirements of the Company, as well as a desirable flexibility in the Company’s management until the next Annual General Meeting of Shareholders;

We propose that it be resolved:

To fix at 3,500,000,000 Euros, or its equivalent in another currency or currencies at the date of issue, the amount provided in paragraph 3 of article 8 of the Articles of Association for issuance by the Company, by resolution of the Board of Directors, of bonds, in any form, or other debt instruments, alone or (with respect to the portion concerning the Company) jointly with one or more companies in which the Company holds, directly or indirectly, over 50% of the respective voting share capital, without prejudice to any issues made by such companies, with the exception of convertible bonds and bonds or other securities convertible into or exchangeable for Portugal Telecom, SGPS, S.A. shares, and bonds or other securities conferring a right to subscribe for shares of Portugal Telecom, SGPS, S.A., as to which, even where issued by a dependent company, the limits approved in each case by the General Meeting shall apply should the said Meeting resolve to stipulate such limits, and the parameters approved under the provisions of paragraph 4 of article 8 of the Articles of Association being applicable as regards the Company;

Pending a new resolution of the General Meeting, the amount hereby fixed shall be valid until exhausted, with such value being deemed increased by repayments or extinction of securities effected, and, in the case of commercial paper programmes, only the portion of the maximum overall amount of the programmes contracted (or any renewal or substitution thereof) being used from time to time, always deducting any repayments made, shall be relevant as to the use of the amount set forth in the first paragraph of this resolution.

Lisbon, 21 March 2007

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.